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                             March 16, 2021

       John Kao
       Chief Executive Officer
       Alignment Healthcare, Inc.
       1100 W. Town and Country Road, Suite 1600
       Orange, CA 92868

                                                        Re: Alignment
Healthcare, Inc.
                                                            Registration
Statement on Form S-1
                                                            Response dated
March 12, 2021
                                                            File No. 333-253824

       Dear Mr. Kao:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Executive Compensation
       Equity Incentive Compensation, page 142

   1. Refer to your response to comment fourteen from our December 21, 2020 letter. Please provide us the
following information:
                                                            The discount for
marketability applied to your December Valuation
                                                            The fair value of
the Company and Incentive Units issued if 100% probability of the
                                                            Offering had been
used in your December Valuation
                                                            An analysis
allocating the estimated total equity value for each of your valuation dates to the
different classes of membership units outstanding as of the valuation date. Include in
this analysis the number of each class of unit outstanding as of the valuation date, and
any assumptions used in the valuation specific to each class of
 John Kao
Alignment Healthcare, Inc.
March 16, 2021
Page 2
              unit.
                A description of the terms of each class of membership unit;
and
                An estimated conversion rate for each class of unit into common stock as a result of the corporate conversion described on page 72.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Rolf Sundwall at 202-551-3105 or Sharon Blume, Accounting Branch
Chief, at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal
Branch Chief, at 202-551-3469 with any other questions.



FirstName LastNameJohn Kao                                    Sincerely,
Comapany NameAlignment Healthcare, Inc.
                                                              Division of
Corporation Finance
March 16, 2021 Page 2                                         Office of Finance
FirstName LastName